UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.128/LP 000/COP-K0000000/2025

Jakarta,	December 15, 2025

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market, Derivatives, and Carbon Exchange Supervision

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re	:

Plan to Buy Back Shares in Order to Comply with The Provision of Article 62 of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law ("Company Law”) in connection with Partial separation of the Wholesale Fiber Connectivity Business and Assets of PT Telkom Indonesia (Persero) Tbk (“the Company”) to PT Telkom Infrastruktur Indonesia (“TIF”)

To whom it may concern,

In compliance with Article 62 Company Law, and Article 3 junto Article 8 Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No 29 Year 2023 on Buyback of Shares Issued by Public Companies, we hereby inform you that:

Company Name	:	PT Telkom Indonesia (Persero) Tbk
Business sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Type of Material Information or Facts		Plan to Buy Back Shares in Order to Comply with The Provision of Article 62 of Company Law
2.	Date of Event		December 15, 2025
3.	Description of Material Information or Facts	A.	Background of Shares Buyback

On December 12, 2025, the Company has held its Extraordinary General Meeting of Shareholders (“EGMS”) whereas one of the agendas was Approval of the Company's plan to conduct a Partial Spin-Off of the Wholesale Fiber Connectivity Business and Assets (Phase-1), which constitutes part of the plan to Transfer the Entire Wholesale Fiber Connectivity Business and Assets to PT Telkom Infrastruktur Indonesia (TIF), a subsidiary whose shares are directly owned by the Company at 99.99%, in compliance with the provisions of Article 89 paragraph (1) and Article 127 paragraph (1) of Law Number 40 of 2007 concerning Limited Liability Companies as lastly amended by Law Number 6 of 2023 concerning the Stipulation of Government Regulation in Lieu of Law Number 2 of 2022 concerning Job Creation into Law in conjunction with Article 25 paragraph (6) of the Company's Articles of Association.

In accordance with the provisions of Article 62 paragraph (1) of the UUPT, every shareholder has the right to request the Company to purchase their shares at a reasonable price if they do not agree with the Company's actions that are detrimental to shareholders or the Company, one of which is business separation. The repurchase of shares must be carried out in accordance with the provisions of Article 37 paragraph of the UUPT, which states that the repurchase of shares shall not cause the Company's net assets to become less than the amount of issued capital plus mandatory reserves that have been set aside, and the total nominal value of all shares repurchased by the Company shall not exceed 10.00% (ten percent) of the amount of issued capital in the Company.

At the EGMS on December 12, 2025, there were shareholders who voted against the resolution.

B.	Shareholders Who Are Entitled to Apply for Sale of Their Shares to the Company
The public shareholders of the Company who are entitled to request that their shares to be purchased by the Company are those who:
(i) had their name recorded on the Company’s Shareholders Register on November 19, 2025 which is 1 business day prior to the date of the invitation to the EGMS;
(ii) were present in the AGMS;
(iii) voted against in the 1st Agenda of EGMS, namely regarding the approval of the proposed Asset Wholesale Fiber Connectivity Spin-Off; and
(iv) requested their shares to be bought back and submitted the Statement of Sale of Shares Form in accordance with the procedures submitted in this Information Disclosure.

If there is any shareholder of the Company who requests for his/her shares to be purchased by the Company, but does not fulfill the requirements as mentioned above, such shareholder is not eligible to request for his/her shares to be purchased by the Company.

Shareholders who apply for shares buyback by the Company are required to show proof of their legal ownership of the Company's shares.

At the time of the announcement of this Disclosure of Information, the Company has not been able to give a more detailed information on each name of shareholders who state their intention for their shares to be bought back by the Company.

C.	Share Prices and Procedures to Determine Share Price

The Company will purchase the shares from the Shareholders at the average price of the closing price of trading on the Indonesia Stock Exchange (PT Bursa Efek Indonesia/“BEI”) for 90 calendar days prior to the announcement of the Spin-Off Plan and Disclosure of Information to The Public regarding Asset Wholesale Fiber Connectivity Spin-Off of PT Telkom Indonesia (Persero) Tbk that has been published in the Harian Terbit Newspaper on October 21, 2025, which is Rp3,090,- per share.

D.	Procedure for Buyback of Shares from Shareholders who Voted Against in the 1st Agenda regarding the Approval of Asset Wholesale Fiber Connectivity Spin-Off
1	Shareholders of the Company who intend to sell their shares are required to fill out a Statement of Sale of Shares Form which can be downloaded on the Company's website www.telkom.co.id since the date of the AGMS.
2.

The shareholders of the Company who have completed the Statement of Sale of Shares Form must submit the Statement of Sale of Shares Form to the appointed Securities Administration Bureau (Biro Administrasi Efek/"BAE"), namely PT Datindo Entrycom which is located at Jl. Hayam Wuruk No. 28, Kebon Kelapa, Gambir, Central Jakarta and via e-mail to datindo.tlkm@gmail.com.

3.

The Statement of Sale of Shares Form must be submitted at 9.00 until 15.00 starting from after the AGMS until no later than 16 December, 2025 ("Intention to Sell Period"). BAE will validate the data whether the shareholder is a shareholder who did not approve during the voting at the AGMS on December 12, 2025 for The First Agenda on the Approval of Company's Proposed Business Spin Off, for the fulfillment of Company Law.

4.

Shareholders of the Company who have submitted the Statement of Sale of Shares Form within the Intention to Sell Period must give instruction to the Securities Company or Custodian Bank where they keep their shares to input the TEND instruction through the Corporate Action/CA Election menu option in C-BEST by selecting the CASH option at the latest on the last day of Intention to Sell Period, at the time determined by the Indonesia Central Securities Depository (PT Kustodian Sentral Efek Indonesia/“KSEI”). The shares that have been specified by such instruction will be in the “Block for CA” status, thus the shares of the Company that have been blocked with a “Blocked for CA” status cannot be transferred until the end of Intention to Sell Period except in the event of a cancellation from the securities company/custodian bank made on behalf of the Applicant based on the terms and conditions stated in numbers 5 and 6 below.

5.

At the end of each day during the Intention to Sell Period, KSEI will provide a list of applicants whose shares are blocked to the appointed Securities Company and BAE to verify and confirm the validity of the applicant's share ownership and provide such confirmation to KSEI before the Date of Payment.

6.

Upon the verification and confirmation that the applicant is entitled to have his/her shares purchased, the BAE will provide confirmation to KSEI and submit the funds from the Company for the settlement of the purchase to KSEI which will be done on 1 business day prior to the Date of Payment.

7.

Date of Payment

Payment for the buyback of shares will be made at the earliest of 3 working days after the issuance of the ratification of the Decree of the Ministry of Law and Human Rights (“MOLHR”) on the Deed of Asset Wholesale Fiber Connectivity Spin-Off.

a.

On the Date of Payment, KSEI will transfer the approved Offered Shares to be purchased from the Escrow Account to the Securities Account registered in the name of the Company. Payment of the Buyback Price will be made on the Date of Payment and will be made by the Company through KSEI.

	b.	KSEI will distribute net funds (after deducting transaction fees) through C-Best to each Sub Securities Account (SRE) or CA Account of the securities company/custodian bank of the approved applicant.

8.

The payment will be made after deducting commissions, transaction fees from BEI, and all applicable taxes and other fees relating to the payment, payable by the Applicant. Applicants who successfully participate in selling shares shall bear their own commission, BEI fees and all applicable taxes.

		E.	Schedule of Buyback of Shares Implementation
			Deadline to Submit Statement of Sale of Shares Form	At 17.00 on December 16, 2025.

Period of time for submitting the Share Purchase Request through TEND instruction through the Corporate Action/CA Election menu option in C-BEST by selecting the CASH Option so that the Shares have the status “Block for CA”.

December 15, 2025 until December 16, 2025.
Estimated Date of Payment by the Company and Delivery of Shares from Public Shareholders who have expressed their intention to sell their shares

Payment for the buyback of shares will be made at the earliest of 3 working days after the issuance of the ratification of the Decree of the MOLHR on the Deed of Asset Wholesale Fiber Connectivity Spin-Off

			Estimated effective date of Spin-Off	January 1, 2026

4.	Impact of The Event		The Company believes that the implementation of the buyback of the Company's shares will not cause any material negative impacts on the Company's business activities.
5.	Other Informations		None.

Thus, we submit this information and thank you for your attention.

Best Regards,

/s/ Arthur Angelo Syailendra

Arthur Angelo Syailendra

Director of Finance and Risk Management